Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273837

CAZ STRATEGIC OPPORTUNITIES FUND
(the “Fund”)

Class A Shares, Class D Shares, Class E Shares, Class F Shares, Class I Shares and Class R Shares

Supplement dated March 21, 2025 to the
Prospectus dated September 23, 2024

This supplement updates certain information contained in the Prospectus effective immediately. Please review this important information carefully.

The Board of Trustees of the Fund recently approved certain changes to the Fund's expense support agreements, including the extension of the terms thereof.

Accordingly, effective immediately, the Fund’s Prospectus is revised as follows:

The section “SUMMARY OF FEES AND EXPENSES” in the Prospectus is deleted in its entirety and replaced with the following:

The following table illustrates the fees and expenses that you may pay if you buy and hold Shares of the Fund. You may qualify for sales charge discounts or waivers if you invest at least $100,000 in Class A Shares of the Fund. More information about these and other discounts or waivers is available from your financial professional, in the section “Sales Charges—Class A Shares” beginning on page 62 of the Prospectus.

SHAREHOLDER TRANSACTION EXPENSES	CLASS A	CLASS D	CLASS E	CLASS F	CLASS I	CLASS R
Maximum Sales Charge (Load) Imposed on Purchases	3.00%	None	None	None	None	None
Maximum repurchase fee(1)	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Dividend reinvestment plan fees(2)	None	None	None	None	None	None
ANNUAL FUND EXPENSES(3) (as a percentage of average net assets attributable to Shares (i.e., common shares))
Management Fee	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%
Distribution and Service (12b-1) Fees	0.60%	0.60%	None	None	None	0.25%
Interest Payments on Borrowed Funds	None	None	None	None	None	None
Total Other Expenses(4)	1.17%	1.17%	1.17%	1.17%	1.17%	1.17%
Acquired Fund Fees and Expenses(5)	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
Total Annual Fund Operating Expenses	3.77%	3.77%	3.17%	3.17%	3.17%	3.42%
Fee Waiver and/or Expense Reimbursement(6)	(0.17)%	(0.17)%	(0.37)%	(0.47)%	(0.17)%	(0.17)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(6)	3.60%	3.60%	2.80%	2.70%	3.00%	3.25%

(1)	A 2.00% early repurchase fee payable to the Fund will be charged with respect to the repurchase of an investor’s Shares at any time prior to the day immediately preceding the one-year anniversary of an investor’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by an investor may be waived by the Fund, in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor. The early repurchase fee will be retained by the Fund for the benefit of the remaining investors. See “Repurchases and Transfers of Shares.”

(2)	The expenses of administering the dividend reinvestment plan are included in “Other expenses.” See “Dividend Reinvestment Plan.”
(3)	Assumes the Fund raises $224,550,443 in proceeds in the fiscal year ending March 31, 2025, resulting in estimated average net assets of approximately $147,790,501. Expenses also assume the Fund raises $112,368,862 in proceeds in the fiscal year ending March 31, 2025 with respect to its Class F Shares resulting in estimated average Net Assets of approximately $69,227,840. Expenses also assume the Fund raises $2,986,188 in proceeds in the fiscal year ending March 31, 2025 with respect to its Class E Shares resulting in estimated Average Net Assets of approximately $817,087.
(4)	Other expenses are estimated for the Fund’s current fiscal year and include accounting, legal and auditing fees of the Fund, offering costs, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Independent Trustees.
(5)	Represents estimated operating fees and expenses of the Investment Funds in which the Fund invests. Some or all of the Investment Funds in which the Fund invests charge carried interests, incentive fees or allocations based on the Investment Funds’ performance. The Investment Funds in which the Fund invests generally charge a management fee of 0% to 2% annually of committed or net invested capital, and approximately 0% to 20% of net profits as a carried interest allocation. In a given period, the management fee charged by the Investment Funds may be reduced in part by amounts received by the Investment Funds’ management company for related activities, such as transaction and monitoring fees received from portfolio companies. In addition, when a portfolio company is sold and the distribution exceeds the management fee allocated to that portfolio company, the Investment Funds’ management company may refund a portion of the allocated management fees. Such refunds are generally accrued by the Investment Funds as if all portfolio companies were sold at fair values. The 0.75% shown as “Acquired Fund Fees and Expenses” is based on estimated amounts for the Fund’s fiscal year ending March 31, 2025 and assumes average net assets of $147,790,501. Acquired Fund Fees and Expenses reflect operating expenses of the Investment Funds (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds) after refunds, excluding any performance-based fees or allocations paid by the Investment Funds that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Investment Funds.
(6)	The Adviser has contractually agreed to waive fees or reimburse expenses to limit total annual Fund operating expenses (excluding management fees, Rule 12b-1 distribution and service fees, taxes, interest expenses, acquired fund fees and expenses, and certain extraordinary expenses) to no more than 1.00%, on an annualized basis, of the Fund’s month-end net assets (“Expense Cap”). The Adviser may only recoup the waived fees, reimbursed expenses or directly paid expenses if (i) the waived fees, reimbursed expenses or directly paid expenses have fallen to a level below the Expense Cap and (ii) the reimbursement amount does not raise the level of waived fees, reimbursed expenses or directly paid expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap applicable at that time. In addition, the Adviser has contractually agreed to reimburse a portion of Class E’s Other Expenses (excluding taxes and custody fees) equal to: (x) 0.20% of Class E’s average monthly net assets if Class E’s total net assets are less than $100,000,000; (y) 0.30% of Class E’s average monthly net assets if Class E’s total net assets are equal to or greater than $100,000,000 but less than $250,000,000; and (z) 0.40% of Class E’s average monthly net assets if Class E’s total net assets are greater than $250,000,000. The Adviser may not recoup expenses reimbursed pursuant to the expense reimbursement agreement for Class E’s Other Expenses. Further, the Adviser has contractually agreed to reimburse a portion of Class F’s Other Expenses (excluding taxes and custody fees) equal to: (x) 0.30% of Class F’s average monthly net assets if Class F’s total net assets are less than $100,000,000; (y) 0.40% of Class F’s average monthly net assets if Class F’s total net assets are equal to or greater than $100,000,000 but less than $250,000,000; and (z) 0.50% of Class F’s average monthly net assets if Class F’s total net assets are greater than $250,000,000. The Adviser may not recoup expenses reimbursed pursuant to the expense reimbursement agreement for Class F’s Other Expenses. These contractual arrangements will remain in effect at least until January 9, 2027 unless the Fund’s Board of Trustees approves their earlier termination.

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (except that the example incorporates the expense reimbursement arrangements for only the first year).

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$65	$139	$216	$417
Class D	$36	$112	$192	$399
Class E	$28	$91	$159	$343
Class F	$27	$89	$158	$341
Class I	$30	$95	$163	$346
Class R	$33	$102	$175	$368

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management Fee.”

The section “FUND EXPENSES—Expense Cap and Support Agreement” in the Prospectus is deleted in its entirety and replaced with the following:

The Adviser has contractually agreed to waive fees or reimburse expenses to limit total annual fund operating expenses (excluding management fees, Rule 12b-1 distribution and service fees, taxes, interest expenses, acquired fund fees and expenses, and certain extraordinary expenses) to no more than 1.00%, on an annualized basis, of the Fund’s month-end net assets (the “Expense Cap”). This contractual arrangement will remain in effect at least until January 9, 2027 unless the Fund’s Board of Trustees approves its earlier termination. The Expense Support Agreement excludes certain expenses and consequently, the total annual fund operating expenses after expense reimbursement may be higher than the amounts provided under the Expense Support Agreement. Previously paid, reimbursed or waived expenses will be potentially subject to repayment by the Fund, if at all, within a period not to exceed three years from the date of the relevant waiver or payment. The Adviser may only recoup the waived fees, reimbursed expenses or directly paid expenses if (i) the waived fees, reimbursed expenses or directly paid expenses have fallen to a level below the Expense Cap and (ii) the reimbursement amount does not raise the level of waived fees, reimbursed expenses or directly paid expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap applicable at that time.

In addition, the Adviser has contractually agreed to reimburse a portion of Class E’s Other Expenses (excluding taxes and custody fees) equal to: (x) 0.20% of Class E’s average monthly net assets if Class E’s total net assets are less than $100,000,000; (y) 0.30% of Class E’s average monthly net assets if Class E’s total net assets are equal to or greater than $100,000,000 but less than $250,000,000; and (z) 0.40% of Class E’s average monthly net assets if Class E’s total net assets are greater than $250,000,000 (the “Class E Expense Reimbursement”). Such expense reimbursements will not be subject to recoupment. This contractual arrangement will remain in effect at least until January 9, 2027 unless the Fund’s Board of Trustees approves its earlier termination.

In addition, the Adviser has contractually agreed to reimburse a portion of Class F’s Other Expenses (excluding taxes and custody fees) equal to: (x) 0.30% of Class F’s average monthly net assets if Class F’s total net assets are less than $100,000,000; (y) 0.40% of Class F’s average monthly net assets if Class F’s total net assets are equal to or greater than $100,000,000 but less than $250,000,000; and (z) 0.50% of Class F’s average monthly net assets if Class F’s total net assets are greater than $250,000,000 (the “Class F Expense Reimbursement”). Such expense reimbursements will not be subject to recoupment. This contractual arrangement will remain in effect at least until January 9, 2027 unless the Fund’s Board of Trustees approves its earlier termination.

This Supplement should be retained with your Prospectus for future reference.